FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 2010

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2010 (US GAAP)

Date:	October 29, 2010

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Kazuhisa Kishimoto
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2010		2009
	(Millions of yen, except per share data)
		% Change from September 30, 2009		% Change from September 30, 2008
Total revenue	634,434	(11.8%)	719,065	39.5%
Net revenue	535,447	(10.5%)	598,384	127.4%
Income before income taxes	28,068	(52.2%)	58,713	—
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	3,373	(91.4%)	39,135	—
Basic-Net income attributable to NHI shareholders per share (Yen)	0.92		14.70
Diluted-Net income attributable to NHI shareholders per share (Yen)	0.92		13.38
Return on shareholders’ equity (annualized)	0.3%		5.0%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At September 30	At March 31
	2010	2010
	(Millions of yen, except per share data)
Total assets	34,296,293	32,230,428
Total equity	2,060,674	2,133,014
Total NHI shareholders’ equity	2,051,587	2,126,929
Total NHI shareholders’ equity as a percentage of total assets	6.0%	6.6%
Total NHI shareholders’ equity per share (Yen)	569.97	579.70

Note: Shareholders’ equity per share is calculated with Total NHI shareholders’ equity.

2. Cash dividends

	For the year ended March 31
	2010	2011	2011 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—
At September 30	4.00	4.00
At December 31	—		—
At March 31	4.00		Unconfirmed
For the year	8.00		Unconfirmed

Notes:

1.	Revision of cash dividend forecast during this period : None
2.	Nomura plans to forgo dividend distribution for Q3 of fiscal year 2011. Fiscal year 2011 Q4 dividend amounts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2011”.

3. Earnings forecasts for the year ending March 31, 2011

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Others     For details, please refer to page 5 “Others” of the accompanying materials.

(1) Changes in significant subsidiaries during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting principles, procedures and presentations

a)	Changes due to amendments to the accounting standards : Yes
b)	Changes due to other than a) : None

(4) Number of shares issued (common stock)

	At September 30	At March 31
	2010	2010
Number of shares outstanding (including treasury stock)	3,719,133,241	3,719,133,241
Number of treasury stock	119,655,636	50,088,627

	For the six months ended September 30
	2010	2009
Average number of shares outstanding (year-to-date)	3,651,306,836	2,662,067,934

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly materially, in Nomura’s Quarterly Securities Report for the six months ended September 30, 2010.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Others	P.5

(1) Changes in Significant Subsidiaries	P.5
(2) Simplified and Particular Accounting Treatments	P.5
(3) Changes in Accounting Principles, Procedures and Presentations	P.5

3. Quarterly Consolidated Financial Statements	P.6

(1) Consolidated Balance Sheets	P.7
(2) Consolidated Statements of Operations	P.9
(3) Note with respect to the Assumption as a Going Concern	P.9
(4) Segment Information – Operating Segment	P.10
(5) Significant Changes in Equity	P.11
(6) Consolidated Statements of Operations – Quarterly Comparatives	P.12
(7) Business Segment Information – Quarterly Comparatives	P.13

4. (Reference Information) Unconsolidated Quarterly Financial Statements	P.14

(1) Unconsolidated Balance Sheet	P.14
(2) Unconsolidated Income Statement	P.16

5. Supplementary Information	P.17

(1) Financial Status of a Major Subsidiary	P.17

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

US GAAP

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net revenue	535.4	598.4	(10.5)
Non-interest expenses	507.4	539.7	(6.0)

Income (loss) before income taxes	28.1	58.7	(52.2)
Income tax expense	23.1	19.6	17.7

Net income (loss)	5.0	39.1	(87.3)

Less: Net income (loss) attributable to noncontrolling interests	1.6	(0.1)	—

Net income (loss) attributable to NHI shareholders	3.4	39.1	(91.4)

Return on shareholders’ equity* (annualized)	0.3%	5.0%	—

*	Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 535.4 billion yen for the six months ended September 30, 2010, a decrease of 10.5% from the same period in the prior year. Non-interest expenses decreased by 6.0% from the same period in the prior year to 507.4 billion yen. Income before income taxes was 28.1 billion yen and Net income attributable to NHI shareholders was 3.4 billion yen for the six months ended September 30, 2010.

Segment Information

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net revenue	551.0	590.5	(6.7)
Non-interest expenses	507.4	539.7	(6.0)

Income (loss) before income taxes	43.6	50.8	(14.1)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2010 was 551.0 billion yen, a decrease of 6.7% from the same period in the prior year. Non-interest expenses decreased by 6.0% from the same period in the prior year to 507.4 billion yen. Income before income taxes was 43.6 billion yen for the six months ended September 30, 2010. Please refer to page 10 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

In April 2010, Nomura realigned its reporting segments in relation to how it operates and manages its business by merging the Global Markets, Investment Banking, and Merchant Banking divisions into the Wholesale division. Nomura now divides its business segments into three divisions of Retail, Asset Management and Wholesale.

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net revenue	198.7	188.5	5.4
Non-interest expenses	138.2	134.3	2.9

Income (loss) before income taxes	60.5	54.2	11.6

Net revenue increased by 5.4% from the same period in the prior year to 198.7 billion yen, due primarily to increasing commissions for distribution of investment trusts. Non-interest expenses increased by 2.9% to 138.2 billion yen. As a result, income before income taxes increased by 11.6% to 60.5 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net revenue	37.4	35.1	6.6
Non-interest expenses	27.3	25.5	7.0

Income (loss) before income taxes	10.1	9.6	5.4

Net revenue increased by 6.6% from the same period in the prior year to 37.4 billion yen. Non-interest expenses increased by 7.0% to 27.3 billion yen. As a result, income before income taxes increased by 5.4% to 10.1 billion yen. Assets under management were 23.3 trillion yen at the end of September 2010.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net revenue	272.0	411.0	(33.8)
Non-interest expenses	305.5	319.6	(4.4)

Income (loss) before income taxes	(33.5)	91.5	—

Net revenue decreased by 33.8% from the same period in the prior year to 272.0 billion yen, due primarily to decrease in net gain on trading. Non-interest expenses decreased by 4.4% to 305.5 billion yen. As a result, loss before income taxes was 33.5 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net revenue	42.9	(44.2)	—
Non-interest expenses	36.4	60.3	(39.7)

Income (loss) before income taxes	6.5	(104.5)	—

Net revenue was 42.9 billion yen. Income before income taxes was 6.5 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2010, were 34.3 trillion yen, an increase of 2.1 trillion yen compared to March 31, 2010, reflecting primarily the increase in Securities purchased under agreements to resell and Trading assets. Total liabilities as of September 30, 2010 were 32.2 trillion yen, an increase of 2.1 trillion yen compared to March 31, 2010, mainly due to the increase in Securities sold under agreements to repurchase and Long-term borrowings. Total equity as of September 30, 2010 was 2.1 trillion yen, a decrease of 72.3 billion yen compared to March 31, 2010.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Others

(1)	Changes in Significant Subsidiaries

Not applicable.

(2)	Simplified and Particular Accounting Treatments

Not applicable.

(3)	Changes in Accounting Principles, Procedures and Presentations

Transfers of financial assets and consolidation of variable interest entities—

On April 1, 2010, Nomura adopted amendments to Accounting Standard Codification Topic (“ASC”) 810 “Consolidation” introduced by Accounting Standards Update (“ASU”) 2009-17. The ASU revises the definition of a variable interest entity (“VIE”), when a reporting entity is required to consolidate a VIE and when reassessment of a consolidation decision is required. As a result, the balance of the retained earnings at the beginning of the year has been adjusted.

Also on April 1, 2010, Nomura adopted amendments to ASC 860 “Transfers and Servicing” introduced by ASU 2009-16. The ASU revises the accounting for transfers of financial assets and eliminates the concept of a qualifying special purpose entity (“QSPE”). Entities formerly meeting the definition of a QSPE are now evaluated for consolidation under the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17.

Net investment hedge—

Effectively from April 1, 2010, Nomura adopted net investment hedging to mitigate foreign exchange risks created by some significant foreign subsidiaries. Accordingly, the net translation adjustment amount recognized in the consolidation processes is reduced by the effective portion of the foreign exchange gains (or losses) on the hedging instruments for net investment in such foreign subsidiaries.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 29, 2010) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 29, 2010) for the year ended March 31, 2010.

In relation to significant changes to accounting principles, procedures and presentation (changes in accordance with amendments to the accounting standards), please refer to section “2. Others, (3) Changes in Accounting Principles, Procedures and Presentations”.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	September 30, 2010	March 31, 2010	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	534,904	1,020,647	(485,743)
Time deposits	244,961	196,909	48,052
Deposits with stock exchanges and other segregated cash	165,103	134,688	30,415

Cash and cash deposits, Total	944,968	1,352,244	(407,276)

Loans and receivables:
Loans receivable	1,129,471	1,310,375	(180,904)
Receivables from customers	42,014	59,141	(17,127)
Receivables from other than customers	728,241	707,623	20,618
Allowance for doubtful accounts	(4,191)	(5,425)	1,234

Loans and receivables, Total	1,895,535	2,071,714	(176,179)

Collateralized agreements:
Securities purchased under agreements to resell	8,099,326	7,073,926	1,025,400
Securities borrowed	6,116,480	5,393,287	723,193

Collateralized agreements, Total	14,215,806	12,467,213	1,748,593

Trading assets and private equity investments:
Trading assets*	15,132,055	14,374,028	758,027
Private equity investments	310,428	326,254	(15,826)

Trading assets and private equity investments, Total	15,442,483	14,700,282	742,201

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥294,315 million at September 30, 2010 and ¥273,616 million at March 31, 2010)	387,432	357,194	30,238
Non-trading debt securities*	476,664	308,814	167,850
Investments in equity securities*	105,063	122,948	(17,885)
Investments in and advances to affiliated companies*	247,962	251,273	(3,311)
Other	580,380	598,746	(18,366)

Other assets, Total	1,797,501	1,638,975	158,526

Total assets	34,296,293	32,230,428	2,065,865

*	Including securities pledged as collateral

	Millions of yen
	September 30, 2010	March 31, 2010	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,173,310	1,301,664	(128,354)
Payables and deposits:
Payables to customers	481,181	705,302	(224,121)
Payables to other than customers	410,276	374,522	35,754
Deposits received at banks	688,796	448,595	240,201

Payables and deposits, Total	1,580,253	1,528,419	51,834

Collateralized financing:
Securities sold under agreements to repurchase	9,539,055	8,078,020	1,461,035
Securities loaned	1,700,116	1,815,981	(115,865)
Other secured borrowings	1,258,165	1,322,480	(64,315)

Collateralized financing, Total	12,497,336	11,216,481	1,280,855

Trading liabilities	8,574,921	8,356,806	218,115
Other liabilities	424,867	494,983	(70,116)
Long-term borrowings	7,984,932	7,199,061	785,871

Total liabilities	32,235,619	30,097,414	2,138,205

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,719,133,241 shares at September 30, 2010 and 3,719,133,241 shares at March 31, 2010
Outstanding - 3,599,477,605 shares at September 30, 2010 and 3,669,044,614 shares at March 31, 2010	594,493	594,493	—
Additional paid-in capital	638,263	635,828	2,435
Retained earnings	1,058,450	1,074,213	(15,763)
Accumulated other comprehensive income (loss)	(140,771)	(109,132)	(31,639)

Total NHI shareholders’ equity before treasury stock	2,150,435	2,195,402	(44,967)
Common stock held in treasury, at cost -
119,655,636 shares at September 30, 2010 and
50,088,627 shares at March 31, 2010	(98,848)	(68,473)	(30,375)

Total NHI shareholders’ equity	2,051,587	2,126,929	(75,342)

Noncontrolling interests	9,087	6,085	3,002

Total equity	2,060,674	2,133,014	(72,340)

Total liabilities and equity	34,296,293	32,230,428	2,065,865

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2010 (A)	September 30, 2009 (B)	(A-B)/(B)
Revenue:
Commissions	201,598	197,462	2.1
Fees from investment banking	45,258	45,309	(0.1)
Asset management and portfolio service fees	68,566	64,347	6.6
Net gain on trading	162,962	269,619	(39.6)
Gain (loss) on private equity investments	(1,909)	(106)	—
Interest and dividends	145,717	111,988	30.1
Gain (loss) on investments in equity securities	(16,028)	7,493	—
Other	28,270	22,953	23.2

Total revenue	634,434	719,065	(11.8)
Interest expense	98,987	120,681	(18.0)

Net revenue	535,447	598,384	(10.5)

Non-interest expenses:
Compensation and benefits	248,781	284,714	(12.6)
Commissions and floor brokerage	45,038	41,749	7.9
Information processing and communications	90,915	84,084	8.1
Occupancy and related depreciation	45,597	44,590	2.3
Business development expenses	13,939	12,636	10.3
Other	63,109	71,898	(12.2)

Non-interest expenses, Total	507,379	539,671	(6.0)

Income before income taxes	28,068	58,713	(52.2)
Income tax expense	23,100	19,629	17.7

Net income	4,968	39,084	(87.3)

Less: Net income (loss) attributable to noncontrolling interests	1,595	(51)	—

Net income attributable to NHI shareholders	3,373	39,135	(91.4)

	Yen		% Change
Per share of common stock:

Basic-
Net income attributable to NHI shareholders per share	0.92	14.70	(93.7)

Diluted-
Net income attributable to NHI shareholders per share	0.92	13.38	(93.1)

(3) Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(4)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management and Wholesale from this fiscal year.

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net revenue

Business segment information:
Retail	198,712	188,530	5.4
Asset Management	37,423	35,117	6.6
Wholesale	272,014	411,024	(33.8)

Sub Total	508,149	634,671	(19.9)
Other	42,863	(44,195)	—

Net revenue	551,012	590,476	(6.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(15,565)	7,908	—

Net revenue	535,447	598,384	(10.5)

Non-interest expenses

Business segment information:
Retail	138,191	134,317	2.9
Asset Management	27,303	25,515	7.0
Wholesale	305,519	319,568	(4.4)

Sub Total	471,013	479,400	(1.7)
Other	36,366	60,271	(39.7)

Non-interest expenses	507,379	539,671	(6.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	507,379	539,671	(6.0)

Income (loss) before income taxes

Business segment information:
Retail	60,521	54,213	11.6
Asset Management	10,120	9,602	5.4
Wholesale	(33,505)	91,456	—

Sub Total	37,136	155,271	(76.1)
Other*	6,497	(104,466)	—

Income (loss) before income taxes	43,633	50,805	(14.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(15,565)	7,908	—

Income (loss) before income taxes	28,068	58,713	(52.2)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2010 (A)	September 30, 2009 (B)
Net gain (loss) related to economic hedging transactions	(791)	13,939	—
Realized gain (loss) on investments in equity securities held for operating purposes	(463)	(415)	—
Equity in earnings of affiliates	2,356	4,303	(45.2)
Corporate items	3,026	(44,484)	—
Others	2,369	(77,809)	—

Total	6,497	(104,466)	—

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(5)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended
September 30, 2010
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	635,828
Gain on sales of treasury stock	2,135
Issuance and exercise of common stock options	300

Balance at end of period	638,263

Retained earnings
Balance at beginning of year	1,074,213
Net income attributable to NHI shareholders	3,373
Cash dividends	(14,402)
Cumulative effect of change in accounting principle (Note)	(4,734)

Balance at end of period	1,058,450

Accumulated other comprehensive income (1oss)
Cumulative translation adjustments
Balance at beginning of year	(74,330)
Net change during the period	(33,447)

Balance at end of period	(107,777)

Defined benefit pension plans
Balance at beginning of year	(34,802)
Pension liability adjustment	1,808

Balance at end of period	(32,994)

Balance at end of period	(140,771)

Common stock held in treasury
Balance at beginning of year	(68,473)
Repurchases of common stock	(37,367)
Sale of common stock	2
Common stock issued to employees	6,990

Balance at end of period	(98,848)

Total NHI shareholders’ equity

Balance at end of period	2,051,587

Noncontrolling interests
Balance at beginning of year	6,085
Net change during the period	3,002

Balance at end of period	9,087

Total equity

Balance at end of period	2,060,674

Note:

In relation to this change in the accounting principle, refer to section “2. Others, (3) Changes in Accounting Principles, Procedures and Presentations”.

(6)	Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010 (A)	September 30, 2010 (B)	(B-A)/(A)	For the year ended March 31, 2010
Revenue:
Commissions	102,024	95,438	101,050	96,571	118,078	83,520	(29.3)	395,083
Fees from investment banking	29,729	15,580	44,516	31,429	20,366	24,892	22.2	121,254
Asset management and portfolio service fees	30,331	34,016	34,235	33,667	34,854	33,712	(3.3)	132,249
Net gain on trading	121,132	148,487	66,481	81,324	59,969	102,993	71.7	417,424
Gain (loss) on private equity investments	(2,139)	2,033	2,342	9,670	(946)	(963)	—	11,906
Interest and dividends	58,427	53,561	67,414	55,908	75,757	69,960	(7.7)	235,310
Gain (loss) on investments in equity securities	9,801	(2,308)	(3,827)	2,376	(10,343)	(5,685)	—	6,042
Other	14,290	8,663	9,377	5,153	16,281	11,989	(26.4)	37,483

Total revenue	363,595	355,470	321,588	316,098	314,016	320,418	2.0	1,356,751
Interest expense	65,236	55,445	47,050	38,198	54,192	44,795	(17.3)	205,929

Net revenue	298,359	300,025	274,538	277,900	259,824	275,623	6.1	1,150,822

Non-interest expenses:
Compensation and benefits	138,081	146,633	126,239	115,285	122,087	126,694	3.8	526,238
Commissions and floor brokerage	20,043	21,706	22,922	21,458	23,681	21,357	(9.8)	86,129
Information processing and communications	40,160	43,924	43,919	47,572	44,253	46,662	5.4	175,575
Occupancy and related depreciation	21,992	22,598	21,298	21,918	22,511	23,086	2.6	87,806
Business development expenses	6,256	6,380	6,544	8,153	7,159	6,780	(5.3)	27,333
Other	40,406	31,492	35,659	34,937	33,663	29,446	(12.5)	142,494

	266,938	272,733	256,581	249,323	253,354	254,025	0.3	1,045,575

Income before income taxes	31,421	27,292	17,957	28,577	6,470	21,598	233.8	105,247
Income tax expense	20,678	(1,049)	7,745	9,787	3,440	19,660	471.5	37,161

Net income	10,743	28,341	10,212	18,790	3,030	1,938	(36.0)	68,086

Less: Net income (loss) attributable to noncontrolling interests	(677)	626	(24)	363	708	887	25.3	288

Net income attributable to NHI shareholders	11,420	27,715	10,236	18,427	2,322	1,051	(54.7)	67,798

	Yen						% Change	Yen
Per share of common stock:

Basic-
Net income attributable to NHI shareholders per share	4.37	10.22	2.91	5.02	0.63	0.29	(54.0)	21.68

Diluted-
Net income attributable to NHI shareholders per share	1.81	8.87	2.89	5.00	0.63	0.29	(54.0)	21.59

(7)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management and Wholesale from this fiscal year.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2010
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010 (A)	September 30, 2010 (B)

Net revenue

Business segment information:
Retail	95,380	93,150	104,290	95,452	110,959	87,753	(20.9)	388,272
Asset Management	18,650	16,467	17,247	18,001	18,119	19,304	6.5	70,365
Wholesale	211,720	199,304	210,091	168,416	108,609	163,405	50.5	789,531

Sub Total	325,750	308,921	331,628	281,869	237,687	270,462	13.8	1,248,168
Other	(37,139)	(7,056)	(53,198)	(9,360)	32,730	10,133	(69.0)	(106,753)

Net revenue	288,611	301,865	278,430	272,509	270,417	280,595	3.8	1,141,415

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	(4,972)	—	9,407

Net revenue	298,359	300,025	274,538	277,900	259,824	275,623	6.1	1,150,822

Non-interest expenses

Business segment information:
Retail	67,521	66,796	69,119	71,479	73,216	64,975	(11.3)	274,915
Asset Management	13,521	11,994	13,166	13,090	13,220	14,083	6.5	51,771
Wholesale	158,458	161,110	161,584	133,197	149,755	155,764	4.0	614,349

Sub Total	239,500	239,900	243,869	217,766	236,191	234,822	(0.6)	941,035
Other	27,438	32,833	12,712	31,557	17,163	19,203	11.9	104,540

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	254,025	0.3	1,045,575

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	254,025	0.3	1,045,575

Income (loss) before income taxes

Business segment information:
Retail	27,859	26,354	35,171	23,973	37,743	22,778	(39.6)	113,357
Asset Management	5,129	4,473	4,081	4,911	4,899	5,221	6.6	18,594
Wholesale	53,262	38,194	48,507	35,219	(41,146)	7,641	—	175,182

Sub Total	86,250	69,021	87,759	64,103	1,496	35,640	—	307,133
Other*	(64,577)	(39,889)	(65,910)	(40,917)	15,567	(9,070)	—	(211,293)

Income (loss) before income taxes	21,673	29,132	21,849	23,186	17,063	26,570	55.7	95,840

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	(4,972)	—	9,407

Income (loss) before income taxes	31,421	27,292	17,957	28,577	6,470	21,598	233.8	105,247

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2010
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010 (A)	September 30, 2010 (B)
Net gain (loss) related to economic hedging transactions	5,350	8,589	(13,316)	2,700	5,228	(6,019)	—	3,323
Realized gain (loss) on investments in equity securities held for operating purposes	53	(468)	65	(3,015)	250	(713)	—	(3,365)
Equity in earnings of affiliates	3,701	602	1,877	1,585	363	1,993	449.0	7,765
Corporate items	(24,896)	(19,588)	(10,693)	(28,114)	(2,486)	5,512	—	(83,291)
Others	(48,785)	(29,024)	(43,843)	(14,073)	12,212	(9,843)	—	(135,725)

Total	(64,577)	(39,889)	(65,910)	(40,917)	15,567	(9,070)	—	(211,293)

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

4.	(Reference Information) Unconsolidated Quarterly Financial Statements

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

(1)	Unconsolidated Balance Sheet [Japanese GAAP]

Nomura Holdings, Inc.

Unconsolidated Balance Sheet

(UNAUDITED)

	(Millions of yen)
	September 30, 2010	March 31, 2010	Increase/(Decrease)
ASSETS
Current Assets	2,666,188	2,302,125	364,063

Cash and time deposits	1,348	1,140	208
Certificate deposits	16,300	15,000	1,300
Money held in trust	33,185	42,124	(8,939)
Short-term loans receivable	2,584,254	2,144,666	439,588
Accounts receivable	7,816	69,776	(61,961)
Deferred tax assets	485	1,382	(897)
Other current assets	22,799	28,060	(5,260)
Allowance for doubtful accounts	—	(24)	24
Fixed Assets	2,235,756	2,263,954	(28,197)

Tangible fixed assets	47,679	48,318	(639)
Intangible assets	100,090	107,727	(7,637)
Investments and others	2,087,987	2,107,908	(19,921)
Investment securities	109,922	135,674	(25,752)
Investments in subsidiaries and affiliates (at cost)	1,407,108	1,369,661	37,447
Other securities of subsidiaries and affiliates	13,429	17,370	(3,941)
Long-term loans receivable from subsidiaries and affiliates	348,404	389,964	(41,560)
Long-term guarantee deposits	37,615	37,726	(110)
Deferred tax assets	109,731	126,026	(16,295)
Other investments	61,811	31,521	30,290
Allowance for doubtful accounts	(32)	(32)	0

TOTAL ASSETS	4,901,944	4,566,078	335,866

	(Millions of yen)
	September 30, 2010	March 31, 2010	Increase/(Decrease)
LIABILITIES
Current liabilities	492,041	205,130	286,911

Short-term borrowings	249,191	49,600	199,591
Bond due within one year	176,642	70,000	106,642
Collaterals received	41,415	50,640	(9,225)
Accrued income taxes	22	3	18
Other current liabilities	24,771	34,886	(10,115)
Long-term liabilities	2,610,332	2,554,642	55,691

Bonds payable	1,309,098	1,270,055	39,043
Long-term borrowings	1,299,444	1,280,374	19,070
Other long-term liabilities	1,790	4,213	(2,422)

TOTAL LIABILITIES	3,102,374	2,759,771	342,602

NET ASSETS
Shareholders’ equity	1,716,694	1,751,573	(34,880)

Common stock	594,493	594,493	—
Additional paid-in capital	530,723	528,740	1,983
Capital reserve	524,197	524,197	—
Other capital reserves	6,526	4,542	1,983
Retained earnings	688,137	694,625	(6,488)
Retained earnings reserve	81,858	81,858	—
Other retained earnings	606,279	612,767	(6,488)
Reserve for specified fixed assets	10	11	(1)
General reserve	994,000	994,000	—
Retained earnings carried forward	(387,731)	(381,243)	(6,487)
Treasury stock	(96,659)	(66,285)	(30,375)
Valuation and translation adjustments	58,392	30,700	27,692

Net unrealized gain on investments	13,366	21,801	(8,435)
Deferred gains or loss on hedges	45,026	8,899	36,127
Stock acquisition rights	24,485	24,033	452

TOTAL NET ASSETS	1,799,571	1,806,307	(6,736)

TOTAL LIABILITIES AND NET ASSETS	4,901,944	4,566,078	335,866

(2)	Unconsolidated Income Statement [Japanese GAAP]

Nomura Holdings, Inc.

Unconsolidated Income Statement

(UNAUDITED)

	(Millions of yen except percentages)
	For the six months ended September 30, 2010 (A)	For the six months ended September 30, 2009 (B)	% Change (A-B)/(B)
			%
Operating revenue	107,550	122,189	(12.0)

Property and equipment fee revenue	52,662	50,953	3.4
Rent revenue	19,059	19,792	(3.7)
Royalty on trademark	9,519	9,937	(4.2)
Dividend from subsidiaries and affiliates	11,229	27,539	(59.2)
Others	15,082	13,969	8.0
Operating expenses	104,223	91,604	13.8

Compensation and benefits	13,492	10,158	32.8
Rental and maintenance	21,504	21,718	(1.0)
Data processing and office supplies	20,641	20,432	1.0
Depreciation and amortization	22,590	21,356	5.8
Others	4,929	3,759	31.1
Interest expenses	21,067	14,181	48.6

Operating income	3,327	30,585	(89.1)

Non-operating income	6,067	1,645	268.8
Non-operating expenses	1,003	3,492	(71.3)

Ordinary income	8,391	28,738	(70.8)

Special profits	491	5,125	(90.4)

Reversal of allowance for doubtful accounts	—	4,812	(100.0)
Gain on sales of investment securities	491	313	57.1
Special losses	2,261	18,977	(88.1)

Loss on sales of investment securities	105	1	—
Loss on devaluation of investment securities	903	703	28.5
Loss on liquidation of subsidiaries and affiliates	—	1,724	(100.0)
Loss on devaluation of investments in subsidiaries and affiliates	744	12,884	(94.2)
Loss on retirement of fixed assets	509	3,664	(86.1)

Income before income taxes	6,620	14,886	(55.5)

Income taxes - current	480	10,978	(95.6)

Income taxes - deferred	(2,052)	(10,031)	—

Total income taxes	(1,572)	947	—

Net income	8,192	13,939	(41.2)

5.	Supplementary Information

(1)	Financial Status of a Major Subsidiary [Japanese GAAP]

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet

(UNAUDITED)

	(Millions of yen)
	September 30, 2010	March 31, 2010	Increase/(Decrease)
ASSETS
Current Assets	9,838,160	9,268,687	569,473

Cash and time deposits	246,851	695,238	(448,387)
Deposits with exchanges and other segregated cash	9,792	9,292	500
Trading assets:	4,779,856	4,211,858	567,998
Trading securities	3,838,009	3,361,457	476,552
Derivative contracts	941,846	850,401	91,445
Net receivables arising from pre-settlement date trades	249,779	428,435	(178,656)
Margin account assets:	161,205	135,534	25,671
Loans to customers in margin transactions	148,168	113,366	34,802
Cash collateral to securities finance companies	13,037	22,168	(9,131)
Loans with securities as collateral:	3,912,823	3,288,350	624,474
Cash collateral for securities borrowed	3,605,338	2,780,651	824,687
Loans in gensaki transactions	307,486	507,699	(200,213)
Receivables from customers and others	1,989	2,363	(375)
Short-term guarantee deposits	327,098	301,750	25,348
Short-term loans receivable	1,923	12,312	(10,389)
Deferred tax assets	108,234	135,428	(27,194)
Other current assets	38,633	48,148	(9,515)
Allowance for doubtful accounts	(23)	(21)	(2)
Fixed Assets	120,282	89,446	30,836

Tangible fixed assets	1,833	146	1,687
Intangible assets	5,255	6,125	(870)
Investments and others	113,195	83,175	30,019
Investment securities	195	195	—
Deferred tax assets	51,913	49,844	2,070
Other investments	61,710	33,779	27,931
Allowance for doubtful accounts	(624)	(643)	19

TOTAL ASSETS	9,958,443	9,358,133	600,310

	(Millions of yen)
	September 30, 2010	March 31, 2010	Increase/(Decrease)
LIABILITIES
Current Liabilities	7,953,594	7,499,237	454,357

Trading liabilities:	2,277,742	2,115,364	162,378
Trading securities	1,779,835	1,721,292	58,543
Derivative contracts	497,907	394,072	103,835
Margin account liabilities:	98,577	73,990	24,586
Borrowings from securities finance companies	4,966	4,631	335
Customer margin sale proceeds	93,611	69,360	24,251
Borrowings with securities as collateral:	2,276,234	1,649,225	627,009
Cash collateral for securities loaned	767,751	587,248	180,502
Borrowings in gensaki transactions	1,508,484	1,061,977	446,507
Payables to customers and others	160,375	484,587	(324,212)
Guarantee deposits received	446,854	437,200	9,655
Short-term borrowings	2,274,700	2,073,100	201,600
Short-term bonds payable	349,200	419,200	(70,000)
Bond due within one year	—	64,000	(64,000)
Accrued income taxes	1,127	17,644	(16,517)
Accounts payable	9,115	71,163	(62,048)
Accrued bonuses for employees	12,252	39,283	(27,031)
Other current liabilities	47,417	54,481	(7,064)
Long-term Liabilities	1,143,418	1,030,619	112,799

Bonds payable	174,989	160,288	14,701
Long-term borrowings	843,700	778,400	65,300
Reserve for retirement benefits	70,551	65,237	5,313
Other long-term liabilities	54,178	26,694	27,484
Statutory Reserves	6,184	6,244	(60)

Reserve for financial instruments transactions	6,184	6,244	(60)

TOTAL LIABILITIES	9,103,196	8,536,100	567,096

NET ASSETS
Shareholder’s equity	852,496	820,090	32,406

Common stock	10,000	10,000	—
Capital reserves	571,979	571,979	—
Additional paid-in capital	529,579	529,579	—
Other capital reserves	42,400	42,400	—
Retained earnings	270,517	238,111	32,406
Other retained earnings	270,517	238,111	32,406
General reserve	63,000	63,000	—
Retained earnings carried forward	207,517	175,111	32,406
Valuation and translation adjustments	2,750	1,943	807

Deferred gains or loss on hedges	2,750	1,943	807

TOTAL NET ASSETS	855,246	822,033	33,213

TOTAL LIABILITIES AND NET ASSETS	9,958,443	9,358,133	600,310

Nomura Securities Co., Ltd.

Unconsolidated Income Statement

(UNAUDITED)

	(Millions of yen except percentages)
	For the six months ended September 30, 2010 (A)	For the six months ended September 30, 2009 (B)	% Change (A-B)/(B)
			%
Operating revenue	310,861	350,559	(11.3)

Commissions	190,385	198,738	(4.2)
Net gain on trading	95,116	114,087	(16.6)
Net gain on other inventories	4	3	42.5
Interest and dividend income	25,357	37,732	(32.8)
Interest expenses	25,120	35,711	(29.7)

Net operating revenue	285,741	314,848	(9.2)

Selling, general and administrative expenses	225,595	243,146	(7.2)

Transaction-related expenses	35,619	34,997	1.8
Compensation and benefits	87,726	108,310	(19.0)
Rental and maintenance	24,915	26,505	(6.0)
Data processing and office supplies	71,908	66,451	8.2
Others	5,426	6,885	(21.2)

Operating income	60,146	71,702	(16.1)

Non-operating income	301	354	(15.0)
Non-operating expenses	341	689	(50.6)

Ordinary income	60,106	71,367	(15.8)

Special profits	1,031	660	56.2

Gains due to the exemption from payments of share-based compensation	971	657	47.7
Reversal of allowance for doubtful accounts	—	2	(100.0)
Reversal of reserve for financial instruments transactions	60	0	—
Special losses	3,104	—	—

Loss on adjustment for changes of accounting standard for asset retirement obligations	3,104	—	—

Income before income taxes	58,033	72,027	(19.4)

Income taxes - current	1,063	(6,780)	—
Income taxes - deferred	24,564	34,374	(28.5)

Total income taxes	25,627	27,595	(7.1)

Net income	32,406	44,432	(27.1)

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2011_2q.pdf